Exhibit 99.7

>	NICE Systems Limited	>	T	972 9 775 3777	F	972 9 743 4282	>	Insight from InteractionsTM
	8 Hapnina Street POB 690		E	info@nice.com
Ra’anana 43107 Israel

Advertising Solutions Provider, Idearc Media Corp. Places Order for NICE
SmartCenter Solutions

NICE SmartCenter solutions provides adaptive interaction analytics and performance management

Ra’anana, Israel, January 30, 2008 – NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enables organizations to extract Insight from Interactions to drive performance, today announced that Idearc Media Corp., home to Superpages.com® and publisher of the Verizon® Yellow Pages, has placed an order to expand its NICE environment by deploying NICE SmartCenter solutions, including Adaptive Interaction Analytics, Customer Feedback and Performance Management.

Idearc Media will use NICE SmartCenter solutions to continue improving overall customer service. NICE’s Adaptive Interaction Analytics will allow Idearc Media to analyze large amounts of call data to gather business intelligence about its customers, predict behavior and drive strategic decisions and actions.

The NICE Customer Feedback solution will improve surveying capabilities and link results to process and service improvements. NICE’s Performance Management solution provides strategic performance metrics in a single, consolidated view. Idearc will receive performance scorecards which are based on predefined performance criteria, thresholds and targets, enabling KPI-based (Key Performance Indicator) management.

“Having been selected by Idearc is further evidence that NICE SmartCenter is being recognized as a strategic tool for achieving business performance excellence,” said Eran Gorev, President and CEO, NICE Americas. “NICE SmartCenter is being selected by more and more of the world’s leading organizations to help them address the growing complexity of contact center management, and drive performance.”

NICE SmartCenter
NICE SmartCenter provides organizations with capabilities to improve performance at the agent, operational and enterprise levels. The solution drives contact center and enterprise performance by leveraging the synergies of the combined capabilities of NICE’s offering for interactions capture, quality management, interaction analytics, workforce management, performance management, coaching, and customer feedback; each the leading solution in its category, unified within a Service-Oriented Architecture (SOA) framework, providing powerful functionality with maximum flexibility.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data – from telephony, web, email, radio, video, and other data sources. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media
Galit Belkind	NICE Systems	+1 877 245 7448
galit.belkind@nice.com
Investors
Daphna Golden	NICE Systems	+1 877 245 7449
ir@nice.com

Trademark Note: 360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.